UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K       [_] Form 20-F      [_] Form 11-K      [X] Form 10-Q       [_] Form N-SAR     [_] N-CSR

For Period Ended: December 31, 2019

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Wytec International Inc.

Full Name of Registrant:

Former Name if Applicable

19206 Huebner Road, Suite 202

Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78258

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Wytec International, Inc. (the “Registrant”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense. In particular, COVID-19 has caused disruptions in the Registrant’s normal interactions with its auditors. The Registrant has a small accounting staff and historically the Registrant has provided its auditors with full access to work papers and related information. Historically, personnel from the audit firm worked onsite, making whatever copies of materials they deemed necessary in order to complete the audit. Because audit personnel are now working remotely as much as possible, and relying on our staff to scan work papers and other documents, the Registrant’s ability to complete its audit and file the 2019 10-K prior to its due date is impracticable without undue hardship and expense to the Registrant. The Registrant undertakes the responsibility to file such report no later than fifteen days after May 14, 2020.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Willaim H. Gray	210	233-8980
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Wytec International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2020	By:	/s/ William H. Gray Name: William H. Gray Title: Chief Executive Officer